EXHIBIT 99.1

Osisko Announces Preliminary Q4 2024 Geo Deliveries with Record Annual Cash Margin

MONTRÉAL, Jan. 07, 2025 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) is pleased to provide an update on its fourth quarter 2024 preliminary deliveries, revenues and cash margin, as well as on its cash and debt positions as of December 31st, 2024. All monetary amounts included in this report are expressed in Canadian dollars1, unless otherwise noted.

PRELIMINARY Q4 2024 RESULTS

Osisko earned 20,005 attributable gold equivalent ounces2 (“GEOs”) in the fourth quarter of 2024, for a total of 80,740 GEOs in 2024, thereby achieving the mid-point of the Company’s revised GEO delivery guidance range of 77,000-83,000 GEOs. Osisko’s year-over-year GEOs earned decreased by 14% in 2024 due to the stoppage of operations at the Renard diamond mine in the fourth quarter of 2023, and with the stoppage of the Eagle mine as of June 24, 2024 following the slope failure at its heap leach pad facility.

Osisko recorded record preliminary revenues from royalties and streams of $79.3 million (US$56.7 million) during the fourth quarter and preliminary cost of sales (excluding depletion) of $3.1 million (US$2.2 million), resulting in a record quarterly cash margin3 of approximately $76.3 million (US$54.6 million) (or 96.2%).

For the full year 2024, preliminary revenues from royalties and streams reached a record $262.2 million (US$191.2 million) and preliminary cost of sales (excluding depletion) are estimated at $9.3 million (US$6.7 million), resulting in a record annual cash margin3 of $252.9 million (US$184.4 million) (or 96.5%).

As at December 31st, 2024, Osisko’s cash position was approximately $85.0 million (US$59.1 million), following the closing of both the Dalgaranga royalty acquisitions and the Gibraltar silver stream amendment, in the fourth quarter of 2024. Osisko’s revolving credit facility was drawn by $135.1 million (US$93.9 million) at the end of 2024, with an additional amount of $414.9 million (US$288.3 million) available to be drawn plus the uncommitted accordion of up to C$200 million.

Q4 AND YEAR-END 2024 RESULTS CONFERENCE AND WEBCAST CALL DETAILS

Osisko provides notice of the fourth quarter and annual 2024 results and conference and webcast call details.

Results Release:	Wednesday, February 19th, 2025 after market close
Conference Call:	Thursday, February 20th, 2025 at 10:00 am ET
Dial-in Numbers: (Option 1)	North American Toll-Free: 1 (800) 717-1738 Local – Montreal: 1 (514) 400-3792 Local – Toronto: 1 (289) 514-5100 Local – New York: 1 (646) 307-1865 Conference ID: 82566
Webcast link: (Option 2)	https://viavid.webcasts.com/starthere.jsp?ei=1703726&tp_key=e17fd450c0
Replay (available until Thursday, March 20th, 2025 at 11:59 PM ET):	North American Toll-Free: 1 (888) 660-6264 Local – Toronto: 1 (289) 819-1325 Local – New York: 1 (646) 517-3975 Playback Passcode: 82566#
Replay also available on our website at www.osiskogr.com

The figures presented in this press release, including revenues and costs of sales, have not been audited and are subject to change. As the Company has not yet finished its year-end procedures, the anticipated financial information presented in this press release is preliminary, subject to year-end adjustments, and may change materially.

(1)	The Company intends to change its presentation currency from the Canadian dollar to the U.S. dollar when it publishes its consolidated financial statements for the year ended December 31, 2024. Consequently, the figures presented in this press release include the U.S. dollar equivalent for ease of reference and comparison with the annual consolidated financial statements to be published after market close on February 19, 2025. The cash and debt balances as at December 31, 2024 have been converted at the December 31, 2024 closing exchange rate, and revenues and costs of sales have been converted using quarterly average exchange rates.

(2)	Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties and streams. Silver and copper earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces or copper tonnes earned by the average silver price or copper price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue earned by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended December 31		Years ended December 31
	2024	2023	2024	2023

Gold(i)	$2,663	$1,971	$2,386	$1,941
Silver(ii)	$31.38	$23.20	$28.27	$23.35
Copper (iii)	$9,193	$8,159	$9,147	$8,478

Exchange rate (US$/Can$)(iv)	1.3982	1.3624	1.3698	1.3497

(i)	The London Bullion Market Association’s pm price in U.S. dollars per ounce.
(ii)	The London Bullion Market Association’s price in U.S. dollars per ounce.
(iii)	The London Metal Exchange’s price in U.S. dollars per tonne.
(iv)	Bank of Canada daily rate.

(3)	Non-IFRS Measures

Cash margin in dollars and in percentage of revenues are non-IFRS financial measures. Cash margin (in dollars) is defined by Osisko as revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) is obtained from the cash margin (in dollars) divided by revenues.

Management uses cash margin in dollars and in percentage of revenues to evaluate Osisko’s ability to generate positive cash flow from its royalty, stream and other interests. Management and certain investors also use this information, together with measures determined in accordance with IFRS Accounting Standards to evaluate Osisko’s performance relative to peers in the mining industry who present these measures on a similar basis. Cash margin in dollars and in percentage of revenues are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

A reconciliation of the cash margin (in thousands of dollars and in percentage of revenues) is presented below:

	Three months ended December 31, 2024		Year ended December 31, 2024
	CAD	USD	CAD	USD

Revenues	$79,324	$56,742	$262,176	$191,157
Less: Cost of sales (excluding depletion)	($3,050)	($2,181)	($9,250)	($6,738)
Cash margin (in dollars)	$76,274	$54,561	$252,926	$184,419
Cash margin (in percentage of revenues)	96.2%	96.2%	96.5%	96.5%

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 185 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 3-5% net smelter return royalty on the Canadian Malartic Complex, one of Canada’s largest gold mines.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 x116 Cell: (365) 275-1954 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability and Communications Tel: (514) 940-0670 x105 Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, that financial information may be subject to year-end adjustments, the availability of the uncommitted accordion of the credit facility. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko’s business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets or (c) the determination of Osisko’s PFIC status (d) that financial information may be subject to year-end adjustments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in Osisko’s ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.